Certain Confidential Information contained in this document, marked by brackets ([**]), has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 83 of the SEC’s Rules of Practice.
August 23, 2006
Mr. John Hartz
Senior Assistant Chief Accountant
Securities and Exchange Commission
Division of Corporate Finance
100 F. Street N.E.
Washington, D.C. 20549

Reference:	Wellman, Inc. Form 10-K for the FYE December 31, 2005, filed on March 15, 2006 File No. 1-10033
Dear Mr. Hartz:
     Thank you for the prompt review of our response letter that we submitted to you on June 19, 2006. Enclosed on behalf of Wellman, Inc (the “Company”) are our responses to the recent comment letter dated July 24, 2006 (the “Comment Letter”) from the staff of the Commission (the “Staff”) arising out of their review of our response letter, and the Company’s Form 10-K for the year ended December 31, 2005, which was filed on March 15, 2006.
     Set forth below are our responses to the Comment Letter. We appreciate the time Ms. Tricia Armelin spent on a teleconference with us to clarify the issues. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments. We have incorporated the text of the Staff’s comments into the response letter in italicized type and have followed each comment with our response in regular type. References in the letter to “we”, “our”, or “us” means the Company unless otherwise specified.

Form 10-K for the fiscal year ended December 31, 2005
Item 1. Business, page 2
1.	Please confirm the following regarding disclosure of the non-GAAP measures in all future filings:
•	Re-name the non-GAAP measure “EBITDA, as Defined”, or the actual title as used in your Credit Agreement;

•	The measure should not be “substantially equivalent”, but in fact should be the actual measure as defined in the Credit Agreement;

•	Because it is material to an understanding of your financial condition or liquidity, disclose the actual Fixed Charge Coverage Ratio as defined in your Credit agreement, for each period presented along with the Ratio amount required in the agreement;

•	Discuss the materiality of the agreement and related covenant(s);

•	Discuss the actual or reasonably likely effects of compliance if non-compliance with the covenant on your financial condition and liquidity;
Please confirm to us your understanding that discussion of the non-GAAP measure for other purposes would not be permitted unless the measure would be otherwise allowable under Item 10(e) of Regulation S-K. We have read your response, and as currently presented, such measure would not otherwise be allowable.
Response:
     In our future filings we will re-name the non-GAAP measure “EBITDA, as Defined” or use “Consolidated EBITDA, as defined”. EBITDA is the key term defined in our Term Loans and Consolidated EBITDA is the same term in our Revolving Credit Facility. We will indicate these terms are as defined in our credit agreements. We will use the actual calculations as defined in the Credit Agreements. In addition, we will disclose the Fixed Charge Coverage Ratio as defined in our Credit Agreements for each period presented and the relevance of the particular Fixed Charge Coverage Ratio. We would like to highlight that the Fixed Charge Coverage Ratio in our Revolving Credit Facility and in our Term Loans are different. The calculation of EBITDA and Consolidated EBITDA is the same; however the definition of Fixed Charges is different. The principal difference is that the definition of Fixed Charges in the Revolving Credit Facility includes Capital Expenditures and the definition of Fixed Charges in the Term Loans does not. We will discuss the materiality of our financing agreements, describe the material covenants, and discuss the actual or reasonably likely effects of non-compliance on our financial condition and liquidity.
     We understand that our discussion of a non-GAAP measure, specifically EBITDA which does not include certain cash charges, for other purposes would not be permitted unless the measure would be otherwise allowable under Item 10(e) of Regulation S-K.

Item 3. Legal Proceedings, page 16
2.	With a view towards future disclosure, please provide us with the following information concerning the Department of Justice investigation and related civil litigation:
•	Provide us with more comprehensive explanation of the underlying reasons for and history of the litigation;

•	Tell us when you first became aware of the litigation;

•	Discuss the timing of the charges and provide a quarterly roll-forward of the activity in the accrual, for all periods presented, up to the date of your response;

•	Explain the basis for any remaining accrual.

•	Tell us how the litigation has impacted your current pricing policies.
Response:
     In January 2001, we received a document subpoena in connection with a federal grand jury investigation of pricing practices in the polyester staple fiber industry. We cooperated with the investigation by producing documents in response to this subpoena. On September, 2002, the U.S. Department of Justice (“DOJ”) announced the indictment of a former sales manager of one of our competitors for conspiring to fix prices and allocate customers for polyester staple fiber for the period from September 1999 to January 2001. On October 31, 2002, the DOJ announced that it was filing informations against another competitor and one of its former officers as a result of their agreement to plead guilty to participating in a conspiracy to fix prices and allocate customers in the polyester staple fiber industry. On October 2, 2003 the trial of the former sales manager of one of our competitors was concluded with a verdict of not guilty on all charges. In September 2004, the government abandoned its investigation of price fixing in the polyester staple fiber industry. Neither we nor any of our employees were charged with any wrongdoing.
     As a result of the criminal investigation, the indictment of one individual and the guilty pleas of one individual and one entity, in excess of 65 actions were brought against Wellman and its competitors by direct and indirect purchasers of polyester staple fiber for violations of federal, state and Canadian antitrust laws. In each lawsuit the plaintiffs alleged that we engaged in a conspiracy to fix the price of polyester staple fiber in violation of the Sherman Act, state antitrust, state unfair competition and/or Canadian antitrust laws. Some of the actions sought certification of a class consisting of persons who directly or indirectly purchased polyester staple fiber and were similarly affected by such alleged conduct. The plaintiffs generally sought damages of unspecified amounts, attorney’s fees and unspecified relief. In addition, certain of the actions claimed restitution, injunction against alleged illegal conduct and other equitable relief. We denied we engaged in any wrongdoing and began vigorously defending our position.

Certain Confidential Information contained in this document, marked by brackets ([**]), has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 83 of the SEC’s Rules of Practice.
     The process of producing documents required several years and our monitoring of the criminal proceedings and our defense of the civil proceedings all required a substantial amount of time and expense, including legal fees. From January 2001 until the end of the first quarter of 2005 we incurred on average approximately $1.3 million per quarter in legal charges and other costs associated with this matter and recorded these charges in the period they were incurred.
     In June 2005, we agreed to settle with 33 of the 37 non-class direct purchaser plaintiffs and to settle the Canadian charges. We recorded a charge of $26.1 million in the second quarter 2005 which consisted of $2.1 million for legal fees incurred during that quarter prior to the settlement and a charge of $24.0 million which we announced separately when we agreed to the settlement. The $24.0 million charge included the agreed settlement with the 33 direct purchaser plaintiffs, the Canadian settlement, our estimate of the settlement with the remaining 4 non-class direct purchaser plaintiffs and future legal costs and settlements. The total amount of the direct purchaser non-class settlements was [**] and our estimate of the minimum probable amount to defend/settle the federal class action suits and the remaining state lawsuits was [**]. [**] In September 2005, we entered into a settlement agreement with the direct purchaser class for $8.5 million, which, based on our analysis, was a prudent and cost effective resolution of the federal class action lawsuits. We recorded an additional charge of $8.0 million, which represented our best estimate of the additional costs we would incur related to this matter. After payments of the federal direct purchaser and class actions settlements and the related legal costs, which primarily occurred in 2005, the Company had an accrual of [**] at December 31, 2005 which represented our expectation for future costs to settle/litigate all remaining claims. In the first half of 2006 we reached a settlement that is subject to court approval with all states except California for $1.0 million and incurred legal costs of $0.2 million. Our accrual at the end of June was [**] and we believe this is sufficient for the settlement/litigation of any remaining claims. We appropriately and consistently recorded the above liabilities in accordance with the measurement and recognition criteria set forth in FAS 5.

Critical Accounting Policies and Estimates, page 20
3.	We have reviewed your response to our prior comment four, including your proposed future disclosure. To the extent practicable, please revise your disclosure to quantify the potential impact that changes in your estimates may have on your financial statements.
Response:
     In all future filings, we will modify our disclosures of Critical Accounting Policies and Estimates to quantify to the extent practicable the potential impact that changes in our estimates may have on our financial statements.
Consolidated Balance Sheets, page 37
4.	Provide us with a comprehensive explanation of the “Payment for Long-Term Favorable Raw Material Contract”. Explain and provide support for your current and future accounting. Explain the significant terms of your raw materials contract and what impact this contract has had on your operations and liquidity. In addition, it is unclear to us why you have classified this contract within investing cash flows. Please explain.
Response:
     In February 2004, we entered into a transaction and paid for a contract that gave us the right to purchase a fixed quantity of PTA (which we used in the ordinary course of our business and is less than 25% of our total raw material purchases) from February 2004 until the end of December 2008 at a discount compared to the market price for that period. The amount paid for the contract was amortized over the term of the contract (i.e., 58 months). The price of PTA purchased under this contract has been and will be based on the price of paraxylene and various other factors. The contract did not contain any take or pay requirements. We treated the contract as an intangible asset because it gave us the right to acquire PTA at a discount and presumably to generate greater profits in the future. We classified 12/58ths of the contract as “other current assets” because it would be matched against income produced in the next twelve months and the remainder as “Other Assets” because it related to a long term intangible asset. The contract enables us to operate more profitably than if we purchased PTA at market prices. The improved profitability that results from this contract is the discount we receive on PTA, net of the related amortization. Our cash provided by operating activities improves as a result of the discount to market since the amortization does not affect our cash flow. There are no provisions in the contract except for force majeure provisions that enable the supplier to terminate the contract provided the raw materials are paid for in a timely manner as specified in the contract.

     We classified the contract as an investing cash flow because FAS 95 includes in its definition of Investing Activities any investments which are:
•	equity instruments,

•	payments to purchase or acquire property, plant and equipment, or

•	other productive assets, that is assets held for or used in the production of goods and services of the enterprise (other than materials that are part of the enterprise’s inventory).
     We believe Investing Activities are meant to capture assets that produce benefits in future periods. With the exception of goodwill, these assets should be depreciated/amortized in future periods to appropriately match revenues with expenses. We believe the term “productive asset” includes any asset that produces benefits for the enterprise in future periods that was not classified as inventory. In general this should encompass intangible assets such as payments for lease contracts, patents, trademarks, covenants not to compete and any contract that produces a benefit in future periods. We do not think that payments for this contract should be classified as inventory. ARB 43 paragraph 4 states that inventory is tangible personal property that is (a) held for sale in the ordinary course of business (finished goods), (b) in the process of production or sale, or (c) to be currently consumed either directly or indirectly in the production of goods or services to be available for sale (raw materials and supplies). Payment for the contract was not a payment for tangible personal property, nor does it meet any of the terms in (a)-(c).
     FAS Statement 95 recognizes that certain cash receipts and payments may have characteristics of more than one class of cash flows and that the most appropriate classification of items will not always be clear. In paragraph 24 of FAS Statement 95, it states that a cash payment may pertain to an item that could be considered inventory or a productive asset and concludes that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. Paragraphs 86 and 87 of the same statement provide more information and states that the classification between investing, financing and operating activities may not be clear and a reasonable case can often be made for alternative classifications. Professional literature also stresses consistency across the enterprises financial statements.
     We believe the payment for a favorable contract should be classified as another productive asset and we have treated it consistently on our balance sheet and in our statement of cash flows.

Conclusion
     We respectfully request that, based on the information contained herein, we will modify our future fillings as noted in the responses.
     In connection with responding to these comments, we acknowledge that:
•	We are responsible for the adequacy of the disclosure in our filings:

•	Staff comments or changes to disclosure in response to Staff concerns do not foreclose the Commission taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to call the undersigned at 732-212-3318 or Roger Glenn at 212-912-2753 should you need additional information or have any questions. Thank you.
Sincerely,
/s/ Keith R. Phillips
Keith R. Phillips
Chief Financial Officer

Cc:	Tricia Armelin, Securities and Exchange Commission
D. Roger Glenn, Esq. - Edwards, Angell, Palmer & Dodge
Thomas M. Duff, Chief Executive Officer
Mark J. Ruday, Chief Accounting Officer
David J. McKittrick, Chairman of the Audit Committee
Larry Herlong, Ernst & Young
[**] Certain confidential information contained in this document, marked by brackets ([**]), has been omitted and filed separately with the Securities and Exchange Commission pursuant to Rule 83 of the SEC’s Rules of Practice.